Securities and Exchange Commission
Washington, D.C., 20549
Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Nine Months Ended October 1, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

TELCORDIA TECHNOLOGIES SAVINGS AND SECURITY PLAN

(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
Index to Exhibit
EXHIBIT 23.1

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Telcordia Technologies Retirement Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Telcordia Technologies Retirement Plan Committee

DATE	March 28, 2002	/S/ ELAINE R. KALIN

Elaine R. Kalin Vice President, SAIC

Telcordia Technologies
Savings and Security Plan

Independent Auditors’ Report

Financial Statements
For the Period from January 1, 2001 Through
October 1, 2001 (Date of Merger) and
Year Ended December 31, 2000

TELCORDIA TECHNOLOGIES
SAVINGS AND SECURITY PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of October 1, 2001 (Date of Merger) and December 31, 2000	2

Statements of Changes in Net Assets Available for Benefits for the Period from January 1, 2001 through October 1, 2001 (Date of Merger) and Year Ended December 31, 2000	3

Notes to Financial Statements	4-11

Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of the
Telcordia Technologies Savings and Security Plan
Morristown, New Jersey

We have audited the accompanying statements of net assets available for benefits of Telcordia Technologies Savings and Security Plan (the “Plan”) as of October 1, 2001 (date of merger) and December 31, 2000, and the related statements of changes in net assets available for benefits for the period from January 1, 2001 through October 1, 2001 (date of merger) and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 1, 2001 (date of merger) and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001 through October 1, 2001 (date of merger) and the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

March 9, 2002

TELCORDIA TECHNOLOGIES
SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 1, 2001 (DATE OF MERGER) AND DECEMBER 31, 2000
(Dollars in Thousands)

	October 1,	December 31,
	2001	2000

	(Date of Merger)
ASSETS:
Investments, at fair value (Note 3):
Diversified Telephone Portfolio common shares	$—	$164
SAIC common shares	—	1,106
Shares in registered investment companies	—	3,684
Temporary cash investments	—	265

	—	5,219
Investment contracts with insurance companies, at contract value	—	4,468
Loans to participants	—	136

Total investments	—	9,823
Receivables:
Company contributions	—	16

Total assets	—	9,839
LIABILITIES — Securities purchased	—	7

NET ASSETS AVAILABLE FOR BENEFITS	$—	$9,832

See notes to financial statements.

TELCORDIA TECHNOLOGIES
SAVINGS AND SECURITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH
OCTOBER 1, 2001 (DATE OF MERGER) AND YEAR ENDED DECEMBER 31, 2000
(Dollars in Thousands)

	January 1, 2001
	through
	October 1, 2001	2000

	(Date of Merger)
ADDITIONS:
Investment (loss) income:
Dividends	$262	$494
Interest	8	16
Net (depreciation) appreciation of investments (Note 3)	(618)	239

Net investment (loss) income	(348)	749

Contributions:
Employee contributions	236	323
Employer contributions	89	335

Total contributions	325	658

Net (reductions) additions	(23)	1,407

DEDUCTIONS:
Distributions to participants	583	2,736
Administrative expenses (Note 6)	1	2

Total deductions	584	2,738

NET DECREASE BEFORE TRANSFER	(607)	(1,331)
TRANSFER TO THE TELCORDIA TECHNOLOGIES SAVINGS PLAN FOR SALARIED EMPLOYEES (NOTE 1)	(9,225)	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	9,832	11,163

End of period	$—	$9,832

See notes to financial statements

TELCORDIA TECHNOLOGIES
SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH
OCTOBER 1, 2001 (DATE OF MERGER) AND YEAR ENDED DECEMBER 31, 2000
(Dollars in Thousands)

1. DESCRIPTION OF PLAN

The Telcordia Technologies Savings and Security Plan (the “Plan”) was established by Telcordia Technologies, Inc. (“Telcordia” or the “Company”) to provide a convenient way for nonsalaried employees to save on a regular and long-term basis. Telcordia is a wholly owned subsidiary of Science Applications International Corp. (“SAIC”). The following description of the Plan provides only general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all nonsalaried employees of the Company who have one month of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2000 the Plan was amended to allow two new investment options, the Vanguard U.S. Growth Fund and the Vanguard Extended Market Index Fund. Effective January 1, 2001, the Company enacted a provision allowing Company discretionary and matching contributions to mirror each participant’s directed allocations. Effective October 1, 2001, the Plan merged with the Telcordia Technologies Savings Plan for Salaried Employees. As a result of the merger of the two Telcordia savings plans, the surviving plan has been renamed the Telcordia Technologies 401(k) Savings Plan.

Contributions - Each year, participants may contribute up to 16 percent of annual compensation, on a pre- or post-tax basis, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After one year of service, the Company will make a matching contribution equal to 70 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, after one year of service, the Company will make an annual discretionary contribution of a 1/2 percent of compensation on behalf of each participant. The discretionary contribution is made during the first quarter for participant earnings of the previous calendar year. The Company’s discretionary and matching contributions are invested 100 percent in accordance with each participant’s directed allocation. Prior to January 1, 2001, 50% of the Company’s matching contributions were invested in the SAIC Nonexchangeable Stock Fund. Contributions are subject to certain IRS limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and fund earnings, and each participant’s account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions and the Company’s discretionary contributions, plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested after five years of service.

Participant Loans Receivable - Participants may borrow from their fund accounts a minimum of $1 up to a maximum $50 or 50 percent of their vested account balance, whichever is less, excluding amounts invested in the SAIC Stock Fund. The maximum loan term is generally 56 months. The loans are secured by the balance in the participant’s account and bear interest commensurate with prevailing interest rate. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits - On termination of service other than by death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the life expectancy of the participant and spouse, if applicable. For termination of service due to death, a beneficiary may receive the value of the vested interest in his or her account as a lump-sum distribution, or in two annual installments, if the participant has so elected.

Forfeited Accounts - Forfeited accounts are used to reduce future Company contributions. There were no forfeitures in 2001 or 2000.

Investment Options - The Plan was comprised of the following investments:

•	Vanguard Total Bond Market Index Fund - This participant directed fund invests in United States treasury obligations, federal agency mortgage backed obligations and investment grade corporate obligations.

•	Vanguard Explorer Fund - This participant directed fund invests in the common stock of a diversified group of small capitalization companies.

•	Vanguard Extended Market Index Fund - This participant directed fund invests in small and medium capitalization companies that make up the Wilshire 4500 Completion Index.

•	Vanguard 500 Index Fund - This participant directed fund invests in all of the 500 stocks that make up the Standard & Poor’s 500 Composite Stock Price Index.

•	Vanguard International Growth Fund - This participant directed fund invests in the common stocks of companies based outside of the United States.

•	Vanguard / PRIMECAP Fund - This participant directed fund invests in the common stock of medium capitalization companies.

•	Vanguard U.S. Growth Fund - This participant directed fund invests in the common stock of large capitalized companies.

•	Vanguard / Wellington Fund - This participant directed fund invests approximately 65 percent of its assets in common stocks and the remaining 35 percent in bonds.

•	Vanguard / Windsor II - This participant directed fund invests in the common stock of large capitalization companies.

•	SAIC Exchangeable Stock Fund - This fund invests primarily in SAIC Class A common stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the plan. Inactive participants had until July 2000 to move assets held in these funds. Remaining funds were moved to the Interest Income Fund.

•	SAIC Nonexchangeable Stock Fund - This is a nonparticipant directed fund created to invest 50% of the Company’s matching contributions and the Company’s annual discretionary contributions in SAIC Class A common stock. Effective October 1999, the Company announced the closing of SAIC stock funds to all inactive participants of the Plan. Inactive participants had until July 2000 to move assets held in these funds. Remaining funds were moved to the Interest Income Fund. Effective January 1, 2001, this fund was no longer open to receive any portion of the Company’s matching contributions or any portion of the 1/2 percent Company contribution as was closed to all new transactions.

•	The SAIC Stock Purchase Fund - This is not a participant directed investment option; it is a temporary holding fund designed to hold respective participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the respective contributions are invested in the Vanguard Money Market Reserves Portfolio.

•	Telcordia Technologies, Inc. — Interest Income Fund - This participant directed fund invests primarily in investment contracts issued by insurance companies and banks.

•	Telcordia Technologies, Inc. — Diversified Telephone Portfolio Stock Fund - This fund invests primarily in common stock and has been frozen to new participant directed contributions since 1984.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are valued at fair value, except for its investment contracts which are valued at contract value.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Quoted market prices for the value of the common shares of each company in the Diversified Telephone Portfolio are obtained on the basis of the closing price on the New York Stock Exchange on the year end date or, if no sales were made on that date, at the closing price on the New York Stock Exchange on the next preceding day on which sales were made.

Participant notes receivable are valued at outstanding principal balance which approximates fair value.

A general public market for SAIC’s common stock does not exist; therefore, the fair value of the common stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair value of the common stock are made by the SAIC Board of Directors, with the assistance of the independent appraisal firm. The SAIC Board of Directors reserves the right to alter the formula. As of October 1, 2001, the Plan held no shares of SAIC’s Class A Common Stock.

The gains or losses realized on distributions of investments and the increases or decreases in unrealized appreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

It is the policy of the Company to keep the SAIC Common Stock Fund invested primarily in common stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are invested in the Vanguard Prime Money Market fund. If reserves in the SAIC Common Stock Fund are less than the amount required at any given time to make required distributions and investment changes, investment exchanges out of the SAIC Common Stock Fund by participants may have to be deferred.

Purchases and sales of securities are reflected as of the trade date. Investments are valued on a daily basis. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Benefit Payments - Benefits are recorded when paid.

Plan Termination - As described in Note 1 above, all Plan assets were merged with the Telcordia Technologies Savings Plan for Salaried Employees as of October 1, 2001.

3. INVESTMENTS

Investments are summarized in the following schedule. Investments that represent 5 percent or more of the Plan’s net assets are separately identified and all remaining investments are included in other.

	October 1,	December 31,
	2001	2000

SAIC common shares:
SAIC Exchangeable Stock Fund	$—	$862
Other	—	244

Total	—	1,106

Shares in registered investment companies:
Vanguard 500 Index Fund	—	1,355
Vanguard Wellington Fund	—	538
Vanguard Windsor II Fund	—	429
Vanguard PRIMECAP Fund	—	966
Other	—	396

	—	3,684

Investment contracts with insurance companies and banks, at contract value	—	4,468
Other	—	565

Total investments	$—	$9,823

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	October 1,	December 31,
	2001	2000

Mutual funds	$(623)	$(281)
Common stock	(8)	(96)
SAIC stock funds	13	616

Total (depreciation) appreciation of investments	$(618)	$239

4. NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the non-participant directed investments is as follows:

	October 1,	December 31,
	2001	2000

Investments, at fair value:
SAIC common shares in the SAIC Non-exchangeable Stock Fund	$—	$244
Temporary cash investments	—	2

Total net assets available for benefits	$—	$246

	January 1,
	2001
	through	Year Ended
	October 1,	December 31,
	2001	2000

Changes in net assets:
Net appreciation of investments	$2	$99
Employer contributions	—	13
Net transfers of participants’ balances	(2)	73
Distributions to participants	(115)	(124)
Transfer to the Telcordia Technologies Savings Plan for Salaried Employees (Note 1)	(131)	—

Net (decrease) increase in net assets	(246)	61
Net assets available for benefits:
Beginning of year	246	185

End of year	$—	$246

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan maintained investments in fully benefit-responsive investment contracts with a number of insurance companies and banks. Benefit responsiveness is the extent to which contract terms permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participants by the Plan. The accounts are credited with earnings of the underlying investments (principally bank certificates of deposit and other fixed income products) and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the respective provider.

Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.

Approximately 45 percent of total assets at December 31, 2000 were invested in investment contracts. These contracts are subject to credit risk. If any of the companies fail to perform on the contracts held, the asset value of the Interest Income Fund, and therefore the Plan, could be adversely impaired.

6. PARTIES-IN-INTEREST

Transactions involving cash, securities or assets of the Company, the trustee or other affiliated persons are considered to be party-in-interest transactions under Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure. Reportable party-in-interest transactions are summarized as follows:

	Period Ended October 1, 2001

	Number of	Number of
	Shares	Transactions	Cost

Investment Sales:
SAIC Class A Common Stock	1,322	3	$41
Investment Purchases:
SAIC Class A Common Stock	2,561	3	80

	Year Ended December 31, 2000

	Number of	Number of
	Shares	Transactions	Cost

Investment Sales:
SAIC Class A Common Stock	23,078	4	$695
Investment Purchases:
SAIC Class A Common Stock	1,005	4	27

Certain Plan investments are investment funds and are shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative expenses and investment management services amounted to $1 and $2 for 2001 and 2000, respectively. The Company paid all other Plan expenses.

There were no known prohibited transactions with known parties in interest as defined in ERISA Section 3(14) and regulations thereunder, including those transactions set forth in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c). There was no known relationship in which The Vanguard Fiduciary Trust Company had any direct or indirect financial interest which would affect its capacity to perform the necessary calculations.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

Index to Exhibit

Exhibit No.

23.1	Consent of Deloitte & Touche LLP